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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)



                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                 DAVID F. TANAKA
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                          GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                    SUITE 400
                            DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                      on behalf of person filing statement)


                                 With copies to:
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              LEWIS S. BLACK, JR.                       JACK S. LEVIN, P.C.
COUNSEL TO THE INDEPENDENT SPECIAL COMMITTEE OF       WILLIAM S. KIRSCH, P.C.
           THE BOARD OF DIRECTORS OF                        COUNSEL TO
         GAYLORD CONTAINER CORPORATION             GAYLORD CONTAINER CORPORATION
        MORRIS, NICHOLS, ARSHT & TUNNELL                 KIRKLAND & ELLIS
    1201 NORTH MARKET STREET, P.O. BOX 1347           200 EAST RANDOLPH DRIVE
        WILMINGTON, DELAWARE 19899-1347               CHICAGO, ILLINOIS 60601
                 (302) 658-9200                           (312) 861-2000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 9 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (together with the Common Stock, the "Shares"), at a revised price of $1.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001, as amended and supplemented by the Supplement to Offer to Purchase, dated December 3, 2001, and in the related revised Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Statement is hereby amended and supplemented by adding the following thereto:

         "OFFER EXPIRATION.


         The Offer and the Notes Tender Offers expired at midnight, New York City time, on January 7, 2002. Parent has indicated that, pursuant to the terms of the Offer and the Notes Tender Offers, the Purchaser and Parent have elected to not accept for payment any of the Shares or Notes tendered under the Offer or the Notes Tender Offers because the Minimum Note Condition (as defined in the Merger Agreement) was not satisfied and that all tendered Shares and Notes will be returned to their respective holders in accordance with the procedures of the depositary.



         On January 8, 2002, Parent issued a press release relating to the expiration of the Offer and Notes Tender Offers. The full text of the press release is filed as Exhibit (a)(16) hereto and is incorporated herein by reference.



         On January 8, 2002, Parent delivered notice to the Company that it was terminating the Merger Agreement. A copy of the notice is attached as Exhibit
(a)(17) hereto and is incorporated herein by reference.

         On January 9, 2002, the Company issued a press release relating to the expiration of the Offer and Notes Tender Offers and the termination of the Merger Agreement. The full text of the press release is attached as Exhibit
(a)(18) hereto and is incorporated herein by reference."


ITEM 9.  EXHIBITS.


         Item 9 of the Statement is hereby amended and supplemented to add the following exhibits:


         (a)(16) Text of Press Release, dated January 8, 2002, issued by Parent (incorporated by reference to Exhibit (a)(21) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).


         (a)(17)  Notice from Parent, dated January 8, 2002.

         (a)(18) Text of Press Release, dated January 9, 2002, issued by the Company.








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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GAYLORD CONTAINER CORPORATION

Dated: January 9, 2002
                                      By: /s/ DAVID F. TANAKA
                                         ---------------------------------------
                                         Name: David F. Tanaka
                                         Title: Vice President, General Counsel
                                                and Corporate Secretary





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                                INDEX TO EXHIBITS


Exhibit Number      Description
--------------      -----------

(a)(16) Text of Press Release, dated January 8, 2002, issued by Parent (incorporated by reference to Exhibit (a)(21) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).


(a)(17)             Notice from Parent, dated January 8, 2002.


(a)(18)             Text of Press Release, dated January 9, 2002, issued by the
                    Company.















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